UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 16 April 2025, London UK

GSK's 5-in-1 meningococcal vaccine Penmenvy receives positive recommendation from US Advisory Committee on Immunization Practices

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Vaccine recommended to help protect persons over 10 years old in the United States (US) against disease-causing serogroups of Neisseria meningitidis (A, B, C, W and Y)
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Broad serogroup coverage in one vaccine reduces injections to help improve vaccination rates and help protect more US adolescents and young adults
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Vaccine doses will be ready for use in the US from Summer 2025

GSK plc (LSE/NYSE: GSK) today announced that the US Centers for Disease Control and Prevention's (CDC) Advisory Committee on Immunization Practices (ACIP) has voted to recommend use of Penmenvy (Meningococcal Groups A, B, C, W, and Y Vaccine) as part of the adolescent meningococcal vaccination schedule. Recommendations made by the ACIP are reviewed and, if adopted, are published as official CDC recommendations.

ACIP voted to recommend that persons over 10 years old receive a single dose of Penmenvy as an alternative to separate administration of meningococcal serogroups A, C, W and Y (MenACWY) and meningococcal serogroup B (MenB) vaccinations when both vaccines would be given on the same clinic visit, typically at age 16. This recommendation, if adopted, will allow for vaccination against serogroups A, B, C, W and Y in fewer doses, could simplify meningococcal vaccination delivery and could improve immunisation rates, helping protect more US adolescents against these five disease-causing serogroups for which the US CDC has previously issued recommendations.1

GSK's MenABCWY vaccine combines the antigenic components of the Company's two well-established meningococcal vaccines-Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal [Groups A, C, Y, and W-135] Oligosaccharide Diphtheria CRM197 Conjugate Vaccine). On 14 February 2025, the US Food and Drug Administration (FDA) approved GSK's MenABCWY vaccine for use in individuals aged 10 through 25 years.2

Tony Wood, Chief Scientific Officer at GSK, said: "We welcome this positive recommendation that can help  strengthen disease prevention efforts in the US. Pentavalent vaccines can reduce the number of injections required to help protect against invasive meningococcal disease - especially disease caused by serogroup B. Their use could improve immunisation rates among adolescents and young adults in the US, who are at an age with increased risk."

Although MenB is the leading cause of invasive meningococcal disease (IMD) among this population, less than 13% of 17-year-olds received the recommended two-dose vaccination series; around 32% received at least one dose according to 2023 CDC survey data.3,4 Three of every four MenB doses currently administered in the US are manufactured by GSK,5 positioning the company well to lead in the US market as MenB-containing vaccination schedules must be completed with the same manufacturer's MenB vaccine.6

About IMD
IMD is an uncommon but serious illness that can lead to death for up to one in six of those who contract it in as little as 24 hours from onset, despite treatment.7,8 IMD is easily misdiagnosed, with early symptoms often mistaken for the flu.8,9 Approximately one in five survivors may experience long-term consequences such as brain damage, amputations, hearing loss, and nervous system problems.7,9 Although anyone can get IMD, adolescents and young adults between the ages of 16 and 23 years are one of the groups at highest risk due to common behaviours that help transmit the bacteria that cause IMD, such as living in close quarters like college dormitories, kissing and sharing drinks, utensils, or smoking devices.10,11

About Penmenvy
GSK's MenABCWY vaccine is an injectable suspension for intramuscular use. The vaccine is supplied as one vial of lyophilized MenACWY Component (powder) which is reconstituted at the time of use with the accompanying prefilled syringe of MenB Component (liquid). It is indicated in the US for active immunization to prevent invasive disease caused by Neisseria meningitidis serogroups A, B, C, W, and Y in individuals aged 10 through 25 years. The US Prescribing Information is available here.12

About Bexsero
GSK's MenB vaccine has received regulatory approval in over 55 countries, including the US, and is used in 18 national immunisation programmes worldwide for the prevention of IMD caused by Neisseria meningitidis serogroup B. More than 110 million doses have been distributed worldwide since 2015.13 It is supported by clinical data supporting its effectiveness in helping to protect adolescents and young adults against diverse disease-causing strains of MenB, with a well-characterised safety profile. In the US, this vaccine has received regulatory approval for active immunisation to prevent invasive disease caused by Neisseria meningitidis serogroup B in individuals aged 10 through 25 years. The US Prescribing Information is available here.14

About Menveo
GSK's MenACWY vaccine has received regulatory approval in over 60 countries, including the US, with more than 80 million doses distributed worldwide since 2010.15 It offers evidence of immunogenicity with a well-characterised safety profile. In the US, this vaccine has received regulatory approval for active immunisation to prevent IMD caused by Neisseria meningitidis serogroups A, C, Y, and W in individuals from 2 months through 55 years of age. The US Prescribing Information is available here.16

About GSK
GSK is a global biopharma Company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Constantin Fest	+44 (0) 7831 826525	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024.

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Registered Office:
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References:
1.   Centers for Disease Control and Prevention. About Meningococcal Vaccines. Available at: https://www.cdc.gov/vaccines/vpd/mening/hcp/about-vaccine.html. Accessed April 2025.
2.   GSK. Penmenvy, GSK's 5-in-1 meningococcal vaccine, approved by US FDA to help protect against MenABCWY. Available at: https://www.gsk.com/en-gb/media/press-releases/penmenvy-gsk-s-5-in-1-meningococcal-vaccine-approved-by-us-fda-to-help-protect-against-menabcwy/. Accessed April 2025.
3.   Cheng WY, et al. Determinants of Meningococcal ACWY vaccination in adolescents in the US: completion and compliance with the CDC recommendations. Hum Vaccin Immunother. 2020;16(1):176-188.
4.   Centers for Disease Control and Prevention. National Vaccination Coverage Among Adolescents Aged 13-17 Years - National Immunization Survey-Teen, United States, 2023. Available at: https://www.cdc.gov/mmwr/volumes/73/wr/ mm7333a1.htm#:~:text=Among%20adolescents%20aged%2013%E2%80%9317%20years%20included%20in%20the%202023,view%2Fcdc%2F159388. Accessed April 2025.
5.   GSK Data on File Calculation of GSK share in US MenB market January - December 2024. REF-269547. Based on information licensed from IQVIA: IQVIA, DDD, Meningococcal B market all channels, period January - December 2024, reflecting estimates of real-world activity. All rights reserved.
6.   Centers for Disease Control and Prevention. Meningococcal Vaccine Recommendations. Available at: https://www.cdc.gov/meningococcal/hcp/vaccine-recommendations/index.html. Accessed April 2025.
7.   World Health Organisation. Meningitis fact sheet. Available at: https://www.who.int/news-room/fact-sheets/detail/meningitis. Accessed April 2025.
8.   Thompson MJ, et al. Clinical recognition of meningococcal disease in children and adolescents. Lancet. 2006;367(9508):397-403.
9.   Marshall GS, et al. Understanding the Sequelae of Invasive Meningococcal Disease in the United States. Infect Dis Ther. 2024;13(11):2213-2220.
10.  European Centers for Disease Control and Prevention. Outbreak of invasive meningococcal disease in the EU associated with a mass gathering event, the 23rd World Scout Jamboree, in Japan. 21 August 2015. Available at: https://www.ecdc.europa.eu/sites/default/files/media/en/publications/Publications/Meningococcal-disease-scouts-EU-August-2015.pdf. Accessed April 2025.
11.  Centers for Disease Control and Prevention. Risk Factors for Meningococcal Disease. Available at: https://www.cdc.gov/meningococcal/risk-factors/index.html. Accessed April 2025.
12.  GSK. US Prescribing Information for Penmenvy. Available at: https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Penmenvy/pdf/PENMENVY.PDF. Accessed April 2025.
13.  GSK Data on File. Number of Bexsero doses shipped from 2015 to November 2023 REF-219766
14.  GSK. US Prescribing Information for Bexsero. Available at: gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Bexsero/pdf/BEXSERO.PDF. Accessed April 2025.
15.  GSK Data on File. Menveo Doses Shipped from 2010 to end of 2022 REF-195452
16.  GSK. Prescribing Information for Menveo. Available at: gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Menveo/pdf/MENVEO.PDF. Accessed April 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 17, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc